SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35686; File No. 812-15605

Audax Credit BDC Inc., et al.

July 22, 2025.

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of

1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in portfolio

companies with each other and with certain affiliated investment entities.

Applicants: Audax Credit BDC Inc., Audax Private Credit Fund, LLC, Audax Management

Company (NY), LLC, Audax PDB Management Company, LLC, and certain of their affiliated

entities as described in Appendix A to the application.

Filing Dates:  The application was filed on July 24, 2024, and amended on December 17, 2024,

May 13, 2025, and July 15, 2025.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the

Commission orders a hearing.  Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy

of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below.  Hearing requests should

be received by the Commission by 5:30 p.m. on August 18, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov. Applicants: Audax Management Company (NY), LLC, Jason Scoffield, jscoffield@audaxgroup.com, and Daniel Weintraub, dweintraub@audaxgroup.com; Simpson Thacher & Bartlett LLP,  Rajib Chanda, Esq. rajib.chanda@stblaw.com, Steven Grigoriou, Esq., steven.grigoriou@stblaw.com, and Hadley Dryland, hadley.dryland@stblaw.com.

FOR FURTHER INFORMATION CONTACT:  Adam Large, Senior Special Counsel, Laura Solomon, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, dated July 15, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551–8090.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*